UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORRESTER RESEARCH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

346563109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gail S. Mann
Chief Legal Officer
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139
(617) 613-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Keith F. Higgins, Esq.
Ropes & Gray, LLP
One International Place
Boston, MA 02210
(617) 951-7000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,239,718.87	$99.46

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 212,614 shares of common stock of Forrester Research, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated November 19, 2007 (the “Offer to Amend or Replace”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Forrester Research, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 400 Technology Square, Cambridge, Massachusetts 02139; and its telephone number is (617) 613-6000. The information set forth in the Offer to Amend or Replace in Section 11 (“Information Concerning Forrester”) under “The Offer” is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace attached hereto as Exhibit (a)(1)(A)) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $.01 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offer to Amend or Replace) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend or Replace and the related Amendment Agreement (the “Amendment Agreement” and, together with the Offer to Amend or Replace, as they may each be amended or supplemented from time to time, the “Offer”). Certain tendered Eligible Options may, in lieu of such amendment, be canceled and replaced with new options that will have the same exercise price per share and no loss of vesting or change to the expiration date of the option term, but will have a new grant date and avoid adverse tax consequences under Section 409A. The Offer is currently set to expire at Midnight, Eastern Time, on December 17, 2007 but may be extended (the “Expiration Date”). As of November 1, 2007, Eligible Options to purchase 212,614 shares of the Company’s common stock were outstanding.
The information set forth in the Offer to Amend or Replace on the introductory pages, under “Summary Term Sheet,” and in Section 1 (“Eligible Optionholders; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) under “The Offer”, is incorporated herein by reference.
(c) The information set forth in the Offer to Amend or Replace under Section 8 (“Price Range of Common Stock Underlying the Options”) under “The Offer” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend or Replace (“Information Concerning the Executive Officers and Directors of Forrester Research, Inc.”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Amend or Replace on the introductory pages, under “Summary Term Sheet,” and in Section 1 (“Eligible Optionholders; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Terms of Amended Options and New Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax

Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) under “The Offer”, is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) under “The Offer” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
(e) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) under “The Offer” is incorporated herein by reference. Both the Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan and the Forrester Research, Inc. 2006 Equity Incentive Plan, pursuant to which the Eligible Options have been granted, are attached hereto as Exhibit (d)(1) and d(2), and contain information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Amend or Replace under Section 2 (“Purpose of the Offer”) under “The Offer” is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) under “The Offer” is incorporated herein by reference.
(c) The information set forth in the Offer to Amend or Replace under Section 2 (“Purpose of the Offer”) and Section 11 (“Information Concerning Forrester”) under “The Offer” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Amend or Replace under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) under “The Offer” is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 7 (“Conditions of the Offer”) under “The Offer” is incorporated herein by reference.
(d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) under “The Offer” is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) under “The Offer” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Not applicable.
(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Amend or Replace under Section 14 (“Legal Matters; Regulatory Approvals”) under “The Offer” is incorporated herein by reference.
(b) Not applicable.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Amend or Replace Eligible Options, dated November 19, 2007

(a)(1)(B)	Form of e-mail announcement regarding commencement of offer, dated November 19, 2007

(a)(1)(C)	Offer to Amend or Replace Eligible Options website pages

(a)(1)(D)	Form of addendum

(a)(1)(E)	Election agreement terms and conditions

(a)(1)(F)	Form of confirmation e-mail

(a)(1)(G)	Form of reminder e-mail

(a)(1)(H)	Form of amendment agreement

(a)(1)(I)	Form of Non-Qualified Stock Option Certificate is incorporated herein by reference from Exhibit 10.2 to Form 10-Q, filed with the SEC on November 9, 2006

(b)	Not applicable

(d)(1)	Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.3 to Form 10-K, filed with the SEC on March 14, 2005

(d)(2)	Forrester Research, Inc. 2006 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 10-Q, filed with the SEC on August 9, 2006

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Forrester Research, Inc.
By:	/S/ GAIL S. MANN
Gail S. Mann
Chief Legal Officer

Date:	November 19, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Amend or Replace Eligible Options, dated November 19, 2007

(a)(1)(B)	Form of e-mail announcement regarding commencement of offer, dated November 19, 2007

(a)(1)(C)	Offer to Amend or Replace Eligible Options website pages

(a)(1)(D)	Form of addendum

(a)(1)(E)	Election agreement terms and conditions

(a)(1)(F)	Form of confirmation e-mail

(a)(1)(G)	Form of reminder e-mail

(a)(1)(H)	Form of amendment agreement

(a)(1)(I)	Form of Non-Qualified Stock Option Certificate is incorporated herein by reference from Exhibit 10.2 to Form 10-Q, filed with the SEC on November 9, 2006

(b)	Not applicable

(d)(1)	Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.3 to Form 10-K, filed with the SEC on March 14, 2005

(d)(2)	Forrester Research, Inc. 2006 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 10-Q, filed with the SEC on August 9, 2006

(g)	Not applicable

(h)	Not applicable